Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com
Laura E. Flores +1.202.373.6101 Laura.flores@morganlewis.com

VIA EDGAR
April 30, 2015

Alison White Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Rydex Variable Trust; File Nos. 033-57017 and 811-08821

Dear Ms. White:

This letter responds to comments provided with respect to Post-Effective Amendment No. 59, which was filed on February 27, 2015 to reflect revised principal investment strategies, and other corresponding changes, for the following series of Rydex Variable Trust (the “Trust” or “Registrant”): the Multi-Hedge Strategies Fund, Amerigo Fund (to be renamed the Global Diversified Equity Fund effective May 1, 2015), Clermont Fund (to be renamed the Growth and Income Fund effective May 1, 2015), and Select Allocation Fund (to be renamed the Global Growth Fund effective May 1, 2015) (each, a “Fund” and, collectively, the “Funds”). Summaries of your comments, as well as the Trust’s responses, are provided below.

General Comments:

1.	Comment. On the cover page of each Prospectus, please explain the reference to “Guggenheim Variable Insurance Funds” as opposed to “Rydex Variable Trust.”

Response. “Guggenheim Variable Insurance Funds” is the name used to reference the series of Rydex Variable Trust for marketing and branding purposes.

2.	Comment. Please consider revising the last sentence of the introductory paragraph under the heading “Principal Risks” to eliminate the reference to “including.”

Response. We have revised the disclosure as requested.

3.	Comment. Please consider revising each Fund’s fixed income-related principal risk disclosure to reference IM Guidance Update No. 2014-01.

Response. The Item 9 discussion of “Interest Rate Risk” currently addresses the concerns raised in IM Guidance Update No. 2014-01. Therefore, we do not believe and have not made any further revisions to each Fund’s fixed income-related principal risk disclosure.

4.
Comment. For each Fund subject to “Investment in Investment Vehicles Risk”, please consider revising the last sentence of the Item 4 risk description to disclose that the expenses of the underlying investment vehicles will result in Fund shareholders paying higher fund fees and expenses or include similar disclosure.

Response. We have revised the disclosure as suggested.

5.	Comment. Please ensure the contents of future filings are ordered within the filing in a more logical manner.

Response. Due to an inadvertent filing agent error, the contents of the filing were out of order. We will work with the filing agent to avoid such errors in the future.

Multi-Hedge Strategies Fund Prospectus Comments:

6.
Comment. Please confirm that the only changes made to the Fund’s Principal Investment Strategies are the minor changes made in the introductory paragraph and the list of strategies following the introductory paragraph under “Principal Investment Strategies” in the Fund Summary.

Response. We confirm that the only changes made to the Fund’s Principal Investment Strategies in the 485(a) filing are those changes that have been made to the first paragraph and the list of strategies following the first paragraph under “Principal Investment Strategies” in the Fund Summary.

Amerigo Fund, Clermont Fund and Select Allocation Fund Prospectus Comments:

7.	Comment. Please update the Funds’ series and class identifying information in the EDGAR database to reflect each Fund’s new name.

Response. The name change for each Fund is scheduled to go effective on May 1, 2015. We will update the Funds’ series and class identifying information in the EDGAR database to reflect each Fund’s new name at that time.

8.	Comment. For each Fund, please add principal risk disclosure specific to the Fund’s investments in exchange-traded funds and closed-end funds.

Response. We have revised the description of each Fund’s Item 9 “Investment in Investment Vehicles Risk” principal risk disclosure to specifically address investments in closed-end funds as requested. The Item 9 “Investment in Investment Vehicles Risk” principal risk disclosure currently includes specific disclosure regarding the risks associated with investments in ETFs. The Item 4 description of “Investment in Investment Vehicles Risk” currently references investments in ETFs and closed-end funds. We, therefore, have not revised the Funds’ Item 4 risk disclosure.

9.
Comment. For each Fund, please confirm that “Commodity-Linked Derivative Investment Risk,” “Interest Rate Risk,” “Large-Capitalization Securities Risk,” “OTC Trading Risk,” and “Short Sales Risk” are principal risks of each Fund. If so, please make reference to the Funds’ investment in commodity-linked derivative instruments, fixed income securities, large-capitalization securities, and short sales and the Funds’ OTC trading in the “Principal Investment Strategies” section of each Fund’s Fund Summary.

Response. We have confirmed with the Registrant that none of the Funds invest in commodity-linked derivative instruments or short sales or engage in OTC trading to a significant extent. Therefore, we have deleted “Commodity-Linked Derivative Investment Risk,” “OTC Trading Risk,” and “Short Sales Risk” from the list of principal risks applicable to each Fund. We also have confirmed that each of the Funds may invest in large-capitalization securities to a significant extent and thus, have revised each Fund’s “Principal Investment Strategies” section accordingly. Lastly, we have confirmed with the Registrant that while the Growth and

Income Fund and the Global Growth Fund expect to invest in fixed income securities to a significant extent, the Global Diversified Equity Fund does not. Therefore, we have removed “Interest Rate Risk” as a principal risk of the Global Diversified Equity Fund. For each of the Growth and Income Fund and the Global Growth Fund, the Fund’s “Principal Investment Strategies” section currently references the Fund’s investment in fixed income securities. As a result, we have not revised the “Principal Investment Strategies” disclosure for either Fund.

10.	Comment. In the “Principal Risks” section of each Fund’s Fund Summary, consider consolidating “Fund of Funds Risk” and “Investment In Investment Vehicles Risk.”

Response. We have consolidated the risk disclosure as suggested.

11.	Comment. In the “Performance Information” section of each Fund’s Fund Summary, please revise the “Average Annual Total Returns” table to distinguish between the old and new Risk Budget Benchmarks.

Response. We have revised the “Performance Information” section and “Average Annual Total Returns” table as requested.

12.	Comment. Please revise each Fund’s Fund Summary, as necessary, to define the Risk Budget Benchmark only once.

Response. We have revised the disclosure as requested.

13.
Comment. For each of the Growth and Income Fund and the Global Growth Fund, please confirm whether there are any requirements as to the maturity and duration of the Fund’s fixed income investments and, if so, please revise the Fund’s “Principal Investment Strategies” section to reference such requirements.

Response. We have confirmed with the Registrant that there are currently no requirements as to the maturity and duration of the Growth and Income Fund’s and the Global Growth Fund’s investments in fixed income securities.

* * *

The Trust acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 202.373.6101 with any questions or comments.
Sincerely,

/s/ Laura E. Flores
Laura E. Flores

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